First Defined Portfolio Fund, LLC

               Establishment and Designation of Series of

                          Membership Interests

Pursuant to Section 4.2 of the Limited Liability Company Agreement dated as of January 8, 1999 (the "Agreement"), of First Defined Portfolio Fund, LLC, a Delaware limited liability company (the "Company"), the Sole Trustee and Member of the Company, this 18th day of June, 1999, hereby establishes and designates twelve series of Membership Interests (as defined in the Agreement) (the "Funds") to have the special and relative rights described below.

     1.  The following Funds are established and designated:

             The Dow (sm) Target 5 Portfolio
             The Dow (sm) Target 10 Portfolio
             Global Target 15 Portfolio
             S&P Target 10 Portfolio
             NASDAQ Target 15 Portfolio
             Target Small Cap Portfolio
             10 Uncommon Values Portfolio
             First Trust Energy Sector Portfolio
             First Trust Financial Services Sector Portfolio
             First Trust Pharmaceutical/Healthcare Sector Portfolio First Trust Technology Sector Portfolio
             First Trust Internet Sector Portfolio

     2. Each Fund shall be authorized to hold cash, invest in securities, instruments and other property and use investment techniques as from time to time described in the Company's then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Membership Interests of such Funds. Each Membership Interest of the Funds shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which Members of that Fund may vote in accordance with the Agreement, shall represent a pro rata beneficial interest in the assets allocated or belonging to such Fund, and shall be entitled to receive its pro rata share of the net assets of such Fund upon liquidation of such Fund, all as provided in Article IV, Sections 4.2 and 4.5 of the Agreement. The proceeds of the sale of Membership Interests of each Fund, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to such Fund, unless otherwise required by law.

     3. Members of each Fund shall vote separately as a class on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to that Fund as provided in, Rule 18f-2, as from time to time in effect, under the Investment Company Act of 1940, as amended, or any successor rules, and by the Agreement.

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     4.  The assets and liabilities of the Company shall be allocated among each Fund and any other series of Membership Interests that may be established from time to time as set forth in Article IV, Section 4.5 of the Agreement.

     5. The designation of the Funds hereby shall not impair the power of the Board of Trustees from time to time to designate additional series of Membership Interests of the Company.

     6. Subject to the applicable provisions of the 1940 Act and the provisions of Article IV, Sections 4.2 and 4.5 of the Agreement, the Board of Trustees shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of each Fund now or hereafter created, or to otherwise change the special relative rights of a Fund designated hereby without any action or consent of the Members.

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In Witness Whereof, the undersigned, being the Sole Trustee and Member of the Company, has executed this instrument as of this 18th day of June, 1999.

                                                  /s/  James A. Bowen
                                                  ___________________
                                                  James A. Bowen
                                                  Sole Trustee and Member

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